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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Mail Pr

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 0 3 2021

Sec

Washington DC
406

SEC FILE NUMBER
8-66775

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/20____AND ENDING____12/31/20
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Roseview Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 High Street, Suite 410

(No. and Street)

Boston   MA   02110
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joshua Anderson   206-535-2401
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP

(Name – if individual, state last, first, middle name)

53 State Street, 17th Floor   Boston   MA   02109
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Joshua P. Anderson_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roseview Securities, LLC _____ , as of _____ December 31 , 20 20 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Chief Compliance Officer
Title

_____
Notary Public

```
Stacy E. Brooks
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
April 16, 2021
```

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ROSEVIEW SECURITIES, LLC

Financial Statements

December 31, 2020

ROSEVIEW SECURITIES, LLC

December 31, 2020

Table of Contents



ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Roseview Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Roseview Securities, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



MARCUMGROUP
MEMBER

Marcum LLP ■ 53 State Street ■ 17th Floor ■ Boston, Massachusetts 02109 ■ **Phone** 617.807.5000 ■ **Fax** 617.807.5001 ■ **www.marcumllp.com**

Roseview Securities, LLC
February 26, 2021
Page 2

Supplemental Information

The Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Management Statement for Exemption of the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3 of the Securities and Exchange Commission (exemption), and Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission (exemption) (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

Marcum LLP

Boston, MA
February 26, 2021

ROSEVIEW SECURITIES, LLC

Statement of Financial Condition

December 31, 2020

Assets

Cash and cash equivalents	$	170,308
Accounts receivable		858,716
Other assets		16,957
Total assets	$	1,045,981

Liabilities and Member's Equity

Liabilities:		
Due to related party		95,312
Accounts payable and other liabilities		1,384
Total liabilities		96,696
Member's Equity:		949,285
Total liabilities and member's equity	$	1,045,981

The accompanying notes are an integral part of these financial statements

ROSEVIEW SECURITIES, LLC

Statement of Operations

Year ended December 31, 2020

Revenue:		
Commissions	$	808,134
Consulting fees		264,667
Total revenue		1,072,801
Operating expenses:		
Employee compensation and benefits		744,470
Management fees and allocated corporate overhead		84,578
Professional and regulatory		75,408
General and administrative		127,534
Travel and entertainment		26,633
Total operating expenses		1,058,623
Net income	$	14,178

ROSEVIEW SECURITIES, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2020

Balance at January 1, 2020	$	635,107
Contributions from member		300,000
Net income		14,178
Balance at December 31, 2020	$	949,285

The accompanying notes are an integral part of these financial statements

ROSEVIEW SECURITIES, LLC

Statement of Cash Flows

Year ended December 31, 2020

Cash flows from operating activities:		
Net income	$	14,178
Adjustments to reconcile net income to net cash used in operating activities:		
Increase (decrease) in operating assets and liabilities:		
Accounts receivable		(404,842)
Other assets		19,018
Due to related party		67,934
Accounts payable and other liabilities		297,047
Net cash used in operating activities		(6,665)
Net change in cash and cash equivalents		(6,665)
Cash and cash equivalents, beginning of year		176,973
Cash and cash equivalents, end of year	$	170,308
Supplemental disclosure of noncash financing activity:		
Contributions from member	$	300,000

ROSEVIEW SECURITIES, LLC

Notes to Financial Statements

December 31, 2020

(1)   Organization

Roseview Securities, LLC (the "Company"), a Massachusetts limited liability company, was formed on November 24, 2004 by Roseview Capital Partners, LLC ("RCP") as the Company's sole equity member. On December 7, 2017, RCP transferred 100% of its equity membership interest in the Company to The Roseview Group, LLC ("TRG"), making TRG the sole member of the Company. On July 12, 2019, TRG merged into Madison Marquette Realty Group, LLC (the "Parent"), making the Parent the sole member of the Company. There were no changes to the Company as a result of the merger of TRG and the Parent.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The primary activity of the Company is to provide investment banking services, which include investment advisory services and to facilitate capital raising activities for private placement investments throughout the United States of America. The Company does not carry any margin accounts, nor maintain possession or control of any customer funds or securities, and is exempt from Rule 15c3-3 of the SEC under the provisions of paragraph (k)(2)(i).

(2)   Significant Accounting Policies

(a)   Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("GAAP").

(b)   Use of Estimates

The preparation of financial statements in accordance with GAAP requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(c)   Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid short-term investments with original maturities of three months or less from the purchase date to be cash equivalents.

(d)   Accounts Receivable

Accounts receivable are recorded at the amount management expects to ultimately collect from customers. Accounts receivable are reviewed regularly to determine if they are collectible, and, as necessary, an allowance for doubtful accounts is established if recovery is uncertain and charged to other operating expenses on the accompanying statement of operations. No allowance for doubtful accounts was considered necessary at December 31, 2020.

(e)   Expense Recognition

Operating expenses are recognized as incurred.

(Continued)

(f) Income Taxes

The Company is organized a single-member a limited liability company and is treated as a disregarded entity for federal and state income tax purposes. Under the tax regulations in the United States of America, generally partnerships and disregarded entities are not subject to entity-level federal or state income taxes. Accordingly, federal and state income taxes have not been provided for in the accompanying financial statements. Each member is allocated a share of the Company's operating income and losses based on the Company's operating agreement and each member is responsible for reporting its allocable share of the Company's taxable income, gains, losses, deductions, and credits in its tax return. Accordingly, the accompanying financial statements do not reflect a provision for income taxes. Certain states and local jurisdictions do subject the Company to entity-level taxation as a limited liability company.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. To the extent there are any interest and penalties associated with unrecognized tax positions, the Company's policy is to classify these as general and administrative expenses in the accompanying statement of operations. The Company assessed its tax positions for all preceding three open tax years for all applicable jurisdictions. Based on the analysis, the Company concluded no material uncertain tax positions to be recorded at this time. The Company is subject to routine audits by taxing jurisdictions; however there are currently no audits for any periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2017.

(3) Revenue from Contracts with Customers

(a) Significant Judgments

Revenue from contracts with customers includes commission income and consulting fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

All of the Company's revenue from contracts with customers recognized during the year ending December 31, 2020 were from performance obligations satisfied during the same reporting period. The Company does not have any contract assets or contract liabilities as of December 31, 2020. Customer receivables equaled $858,716 at December 31, 2020.

(b) Commissions

The Company earns placement fee commissions for obtaining suitable investors for customers' real estate investment private placement. Each time an investor agrees to commit equity to a specific customer's real estate investment private placement, the Company charges a commission. Commissions are recorded on the date the investor contractually commits equity to a specific customer's real estate investment private placement. The Company believes the performance obligation is satisfied on this date because that is when

the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

(c) Consulting Fees

The Company provides advisory and consulting services to customers in conjunction with assisting the customer with its real estate investment private placement as well as to customers not currently pursuing a real estate investment private placement. Consulting fees are recorded at such time as the performance under the consulting agreement is completed.

(d) Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source for the year ending December 31, 2020:

Revenue from contracts with customers		
Commissions	$	808,134
Consulting fees		264,667
Total revenue from contracts with customers	$	1,072,801

(e) Disaggregated Revenue Receivable from Contracts with Customers

The following table presents the opening and closing balances of revenue receivable by major source:

Revenue receivable from contracts with customers		January 1, 2020	December 31, 2020
Commissions	$	435,283	858,716
Consulting fees		15,358	—
Other		3,233	—
Total revenue receivable from contracts with customers	$	453,874	858,716

(4) Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 ("SEA Rule 15c3-1"), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $71,604 which was $65,024 in excess of its required net capital of $6,580. The Company's ratio of aggregate indebtedness to net capital was 1.38 to 1.

(5) Related-Party Transactions

The Company receives all of its executive, compliance, and general operations support from individuals who are employed and compensated by the Parent. The Parent also provides for the payment of certain direct expenses incurred by the Company in its operations as applicable and reasonably deemed necessary or appropriate to carry on the business activities of the Company. Such expenses paid by the Parent on behalf of the Company are charged directly to the Company on a monthly basis in accordance with its Management and Expense Sharing Agreement. The Company is not responsible for paying any expenses for which the Parent is solely liable. Such

expenses include, but are not limited to, office rents and occupancy costs, salaries, bonuses and benefits of employees of the Parent, insurance coverage, professional subscriptions and other professional fees, and printing, mailing, office supplies and equipment and information technology costs. During the year ended December 31, 2020, the Company incurred $827,927 for direct expenses of the Company paid for by the Parent.

Additionally, the Parent provides administrative and financial support, certain equipment, telephone, office space and other resources on behalf of the Company. Such expenses incurred by the Parent on behalf of the Company are allocated to the company in accordance with its Management and Expense Sharing Agreement and charged to the Company on a monthly basis as a management fee and allocated corporate overhead expense. During the year ended December 31, 2020, the Company incurred $84,578 in management fees and allocated corporate overhead expense owed to the Parent.

In lieu of cash payments to the Parent for management fees and allocated corporate overhead expenses and direct expenses, the Parent contributed non-cash equity totaling $300,000 during the year ended December 31, 2020.

As of December 31, 2020, the Company owed the Parent $95,312 related to management fees and allocated corporate overhead expenses and direct expenses of the Company.

Prior to TRG merging into the Parent on July 12, 2019, the Company signed a contract with Madison Realty Corporation ("MRC") to provide consulting services to MRC. MRC is an affiliate of the Parent. Total revenue earned and received by the Company for the year ended December 31, 2020 from MRC was $180,000, which is included in consulting fees in the accompany statement of operations.

(6) Concentration of Credit Risk

The Company is engaged in various activities in which the counterparties primarily include other broker-dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

For the year ended December 31, 2020, the Company derived 66% of its revenue from one customer. This customer had a $707,416 outstanding accounts receivable balance as of December 31, 2020. No other customer accounted for more than 17% of the Company's revenue for the year ended December 31, 2020.

The Company places its cash and cash equivalents in deposits with federally insured commercial banks. At times, such deposits may exceed the federally insured limits. The Company believes it mitigates credit risk by depositing cash in or investing through major financial institutions within the United States of America. At December 31, 2020, all of the Company's cash and cash equivalents were held at one financial institution.

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it does not believe the virus has had a negative effect on the Company's financial position and results of its operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while we do not believe the virus has had a negative effect on the Company's financial position and results

(Continued)

of its operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

(7)   Subsequent Events

Subsequent to December 31, 2020 and through February 26, 2021, the date through which management evaluated subsequent events and on which the financial statements were available to be issued, the Company did not identify any significant subsequent events requiring recognition or disclosure.

ROSEVIEW SECURITIES, LLC

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2020

Net capital:

Total member's equity qualified for net capital	$	949,285
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		858,716
Other assets		16,957
Total non-allowable assets		875,673
Net capital	$	73,612
Aggregated indebtedness:		
Due to related party	$	95,312
Accounts payable and other liabilities		1,384
Total aggregated indebtedness	$	96,696
Computation of basic net capital requirement:		
Minimum net capital required	$	6,446
Minimum dollar net capital requirement		5,000
Net capital requirement:		6,446
Excess net capital	$	67,166
Excess net capital greater than 10% of liabilites or 120% of net capital requirement	$	63,942
Percentage of aggregate indebtedness to net capital		131.36%

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-f Part II filed as of December 31, 2020.

ROSEVIEW SECURITIES, LLC
December 31, 2020

Schedule II

Management Statement for Exemption of the Computation for Determination of Reserve Requirer pursuant to Rule 15c3-3 of the Securities and Exchange Commission

Roseview Securities, LLC is exempt from the Reserve Requirements pursuant to Rule 15c3-3 as the Company is registered as a non-covered firm and does not and will not hold customer funds or securities.

Schedule III

Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securi Exchange Commission:

Information related to possession and control requirements is not applicable to Roseview Securities, LLC as the Company is an exempt non-covered firm and does not and will not hold customer funds or securities.



ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Roseview Securities, LLC Exemption Report, in which (1) Roseview Securities, LLC (the "Company") asserts that it does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 adopting amendments to 17 C.F.R. §240.17a-5 and (2) the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities to those exclusively listed in its exemption report and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with SEC Rule 15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with SEC Rule 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Footnote 74 to SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Marcum LLP

Boston, Massachusetts
February 26, 2021

M
MARCUMGROUP
MEMBER

Marcum LLP ▪ 53 State Street ▪ 17th Floor ▪ Boston, Massachusetts 02109 ▪ **Phone** 617.807.5000 ▪ **Fax** 617.807.5001 ▪ **www.marcumllp.com**

ROSEVIEW SECURITIES, LLC

Exemption Report

Year Ended December 31, 2020

Roseview Securities, LLC (the "Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Roseview Securities, LLC

I, Joshua P. Anderson, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Name: Joshua P. Anderson

Title: Chief Compliance Officer and General Securities Principal

February 26, 2021

ROSEVIEW SECURITIES, LLC

Report of Independent Registered Public Accounting Firm
On Applying Agreed-Upon Procedures

December 31, 2020



ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Roseview Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Roseview Securities, LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.



MARCUMGROUP

MEMBER

Marcum LLP ■ 53 State Street ■ 17th Floor ■ Boston, Massachusetts 02109 ■ **Phone** 617.807.5000 ■ **Fax** 617.807.5001 ■ **www.marcumllp.com**

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Boston, MA
February 26, 2021

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended December 31, 2020
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-66775 FINRA DEC
Roseview Securities, LLC
100 High Street, Suite 410
Boston, MA 02110

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Nate White; 617-956-4361

2. A. General Assessment (item 2e from page 2) $1,609

   B. Less payment made with SIPC-6 filed (exclude interest) .... (255)

   7/14/20
   Date Paid

   C. Less prior overpayment applied .... ( )

   D. Assessment balance due or (overpayment) 1,384

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) ... $1,384

   G. PAYMENT: √ the box
      Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☑ $1,384
      Total (must be same as F above)

   H. Overpayment carried forward .... $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Roseview Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 30 day of January , 20 21 .

Director of Finance
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,072,801

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

      Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

     (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

     Enter the greater of line (i) or (ii)

     Total deductions

2d. SIPC Net Operating Revenues $ 1,072,801

2e. General Assessment @ .0015 $ 1,609

         (to page 1, line 2.A.)